John F. Ashburn, Jr., Esq. Executive Vice President and General Counsel	Molycorp, Inc. 5619 DTC Parkway, St. 1000 Greenwood Village, CO 80111 Tel 303.843.8040 Fax 303.843.8082 John.Ashburn@molycorp.com
July 26, 2010
VIA EDGAR AND FACSIMILE
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, NW
Washington, D.C. 20549

Attn:	H. Roger Schwall John Lucas

Re:	Molycorp, Inc. Registration Statement on Form S-1 (Registration No. 333-166129)
Ladies and Gentlemen:
          In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, Molycorp, Inc. (the “Company”) hereby requests that the effective time of the above-referenced registration statement be accelerated to 2:30 p.m., Eastern time, on Wednesday, July 28, 2010 or as soon as practicable thereafter. Once the Registration Statement has been declared effective, we respectfully request that you orally confirm that event with our counsel, Jones Day, by calling Michael J. Solecki at (216) 586-7103.
          The Company acknowledges the following:
•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please contact Michael J. Solecki at Jones Day at (216) 586-7103 if you have any questions concerning the foregoing. Thank you for your attention to this matter.

Very truly yours, Molycorp, Inc.
/s/ John F. Ashburn, Jr.
By: John F. Ashburn, Jr., Esq.
Title:	Executive Vice President and General Counsel

cc:
Mark A. Smith
Christopher M. Kelly, Esq.
Michael J. Solecki, Esq.
Michael Kaplan, Esq.
Suying Li
Chris White
Ken Schuler
Laura Nicholson

Morgan Stanley & Co. Incorporated
1585 Broadway
New York, New York 10036
J.P. Morgan Securities Inc.
383 Madison Avenue
New York, NY 10179
July 26, 2010

Re:	Molycorp, Inc.
Registration Statement on Form S-1
Registration File No. 333-166129
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Dear Sir/Madam:
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that 10,543 copies of the Preliminary Prospectus dated July 12, 2010 were distributed during the period July 13, 2010 through 5:00 p.m., Eastern time, July 23, 2010 to prospective underwriters, institutions, dealers and others.
     We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.
     In accordance with Rule 461 of the Act, we hereby join in the request of Molycorp, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:30 p.m. Eastern time on July 28, 2010, or as soon thereafter as practicable.

Very truly yours, MORGAN STANLEY & CO. INCORPORATED J.P. MORGAN SECURITIES INC. Acting severally on behalf of themselves and the several Underwriters

By:	Morgan Stanley & Co. Incorporated

By:	/s/ Kenneth Pott
	Name:	Ken Pott
	Title:	Managing Director

By:	J.P. Morgan Securities Inc.

By:	/s/ Eddy Allegaert
	Name:	Eddy Allegaert
	Title:	Managing Director